UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 6, 2017, Yulong Eco-Materials Limited (the “Company”) was notified by the Staff of The NASDAQ Stock Market LLC (the “Staff”) that the Company’s ordinary shares had not closed at or above $1 per share for at least ten consecutive business days during the 180 calendar day grace period previously granted to the Company by the Staff, which expired on October 3, 2017. As a result, the Company has not regained compliance with Nasdaq Listing Rule 5550(a)(2)(the “Rule”). The Company is not currently eligible for a second 180-day period. Therefore, the Company’s ordinary shares would be subject to delisting, unless the Company requests a hearing before a Nasdaq Listing Qualifications Panel (the “Panel”). Accordingly, the Company intends to request a hearing before the Panel. The hearing request will stay any suspension or delisting action pending the hearing and the expiration of any extension period granted by the Panel following the hearing. In that regard, the Panel will have the discretion to grant the Company a further extension not to exceed 180 calendar days from October 6, 2017 to regain compliance.

At the Company’s annual meeting held on June 29, 2017, the Company’s shareholders approved the authorization of a reverse stock split at a ratio of one-for-five up to one-for-ten shares to be effected at the discretion of the Company’s Board of Directors at any time on or before December 29, 2017.  As previously announced, on October 2, 2017, the Staff advised the Company that its market value of publicly held shares was below the $1,000,000 requirement for continued listing on The NASDAQ Capital Market for 30 consecutive business days. Accordingly, the Staff granted the Company a grace period within which to regain compliance with that requirement through April 2, 2018. In order to regain compliance, the Company must demonstrate a market value of publicly held shares of at least $1,000,000 for at least 10 consecutive business days. Based upon 5,430,365 shares currently in the public float, as of October 12, 2017, the Company had demonstrated a market value of publicly held shares of at least $1,000,000 for 8 consecutive business days.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: October 11, 2017	By:	/s/ Yulong Zhu
Yulong Zhu, Chief Executive Officer